Longevity Health Holdings, Inc. (formerly Carmell Corporation)
2403 Sidney Street, Suite 300, Pittsburgh, PA 15203
412-894-8248
www.healthxage.com

July 11, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Christie Wong, Michael Fay

Re: Longevity Health Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2024

Form 10-Q for the Fiscal Quarter Ended March 31, 2025

Response Dated June 17, 2025

File No. 001-40228

Dear Ms. Wong and Mr. Fay:

Longevity Health Holdings, Inc. (the “Company”) is responding to the comment letter, dated June 26, 2025 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced filings. For your convenience, we have reproduced the Staff’s comments below in bold, followed by the Company’s response.

Form 10-Q for the Fiscal Quarter Ended March 31, 2025

Notes to Condensed Consolidated Financial Statements

Note 4 – Elevai Acquisition, page 13

1. We have reviewed your response to comment 4 and have the following additional comments. Please:

•
Describe for us the facts and circumstances of whether you continued to utilize the referenced third party for production of the acquired products and whether there was a related acquired contract;
•
Describe for us when and how production of the acquired products commenced;
•
Tell us how you considered the applicability of ASC 805-10-55-5E (b) to your facts and circumstances and the referenced third party; and

•
Provide us the calculation of your 89% determination and also tell us how you considered ASC 805-10-55-5C (a) which sets forth that a tangible asset and an intangible asset should not be considered similar assets.

Response: We respectfully acknowledge the Staff’s comments and respond to each bulleted comment in turn below:

In response to the Staff’s first bulleted comment, in conjunction with acquiring the three cosmetic products on January 16, 2025, the Company voluntarily assumed the pre-existing contract with Allure Labs, LLC (“Allure”) as a third-party manufacturer. The decision to continue with Allure was based on their production capacity and competitive pricing, which aligned with the Company’s cost structure. The asset purchase agreement did not require the Company to assume or continue the Allure contract; the continuation was entirely voluntary.

The Company’s due diligence process identified at least two alternative manufacturers capable of producing the acquired products to identical specifications. An analysis determined that switching manufacturers would not have a material impact on cost or production timing. Therefore, the Company was not economically compelled to continue with Allure and had no dependency on their proprietary capabilities.

In response to the Staff’s second bulleted comment, Allure had been engaged by the prior owner to produce the acquired cosmetic products and was actively manufacturing product batches at the time of the acquisition. Following the completion of those batches, the Company has not initiated new or additional production of the acquired cosmetic products.

In response to the Staff’s third bulleted comment, ASC 805-10-55-5E(b) requires that, to be considered a business, an acquired set must include an organized workforce with the skills, knowledge, or experience critical to the ability to continue producing outputs. The contract with Allure does not provide the Company with access to such a workforce or to proprietary processes. The equipment, techniques, and processes used by Allure are standard for the cosmetic industry and are not unique to Allure or the acquired products. Manufacturing services of this type are widely available from other contract manufacturers. Moreover, the prior owner had manufacturing relationships with multiple third parties, which also supports the conclusion that no substantive process was obtained. As further emphasized in ASC 805-10-55-5F, the mere continuation of revenue-producing activities does not demonstrate the presence of both an input and a substantive process.

In response to the Staff’s fourth bulleted comment, the 89% referenced in the Company’s accounting memorandum provided as Annex B to the Company’s response letter, dated June 17, 2025, was based on the acquired gross assets as of December 31, 2024, using estimated fair values. Below is the fair value of the acquired gross assets as of the closing date of the asset acquisition. In accordance with ASC 805-10-55-5C(a), intangible assets were excluded from the grouping of similar assets.

Inventory	$1,482,043
Accounts receivable	76,555
Deposits on inventory and related prepaid expenses	94,567
Laboratory equipment	47,618
Group of similar identifiable assets	1,700,783	86%
Right-of-use assets	51,721
Intangible assets	226,800
Fair value of gross assets acquired	$1,979,304	100%

As shown above, approximately 86% of the gross fair value was concentrated in a group of similar tangible assets, primarily inventory and working capital items with similar risk characteristics. In accordance with ASC 805-10-55-5C(a), intangible assets were not considered part of the similar group.

Under ASC 805-10-55-3A (commonly referred to as the “screen test”), if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not a business. Since approximately 86% of the gross fair value is concentrated in such a group, the screen test is satisfied, and no further assessment under ASC 805-10-55-5D through 5F is required. Nevertheless, as discussed above, the absence of an acquired substantive process also independently supports the asset acquisition conclusion.

Based on both the quantitative (screen test) and qualitative (lack of substantive process) assessments under ASC 805, the Company determined that the acquired set does not meet the definition of a business. Accordingly, the transaction was accounted for as an asset acquisition.

If you have any additional questions or comments, please contact our outside legal counsel, Michael A. Hedge of K&L Gates LLP at (949) 623-3519 or michael.hedge@klgates.com

Very truly yours,

/s/ Rajiv Shukla

Rajiv Shukla
Chairman and Chief Executive Officer

cc: Michael A. Hedge, K&L Gates LLP